EXHIBIT 8.1

Significant Subsidiaries of the Registrant

Place of Incorporation
Subsidiaries
Queen’s Road Investment Management Limited	Hong Kong
Beijing Qunar Software Technology Company Limited	People’s Republic of China
Shanghai Qianlima Network Technology Co., Ltd.	People’s Republic of China

Variable Interest Entity
Qunar.com Beijing Information Technology Company Limited	People’s Republic of China

Subsidiaries of Variable Interest Entity
Beijing Jia Xin Hao Yuan Information Technology Company Ltd.	People’s Republic of China
Qingdao Yi Lu Tong Xing International Travel Co., Ltd.	People’s Republic of China
Beijing Jin Du Yuan You Information Technology Company Ltd.	People’s Republic of China
Shenzhen ZhongChengTai Insurance Brokerage Co., Ltd.	People’s Republic of China